Exhibit 99.1

December 16, 2021

THIRD QUARTER 2021 SUMMARY RESULTS

Tsakos Energy Navigation Limited’s (the “Company” or “TEN”) voyage revenues totaled $131.6 million for the third quarter of 2021 with utilization at about 90%, as nine vessel surveys were brought forward and took place during the 2021 third quarter. Non-cash items of $36.4 million, contributed to a third quarter net loss of $25.0 million.

Total operating expenses, due to stringent controls, fell by 9%. This led to a daily opex per vessel dropping by about $600 to $7,332.

The drastic reduction of $115.0 million of our total debt since the end of 2020, positive bunker hedge valuations, cash gains and decreases in interest margins on certain loans that were refinanced at attractive terms, resulted in lowering finance costs by 40%, to $8.2 million.

NINE MONTHS ENDED SEPTEMBER 30, 2021 SUMMARY RESULTS

The inclusion of non-cash items of $113.0 million contributed to a net loss of $49.5 million for the nine months ended September 30, 2021. TEN, due its balanced employment policy, generated $407.0 million in gross revenues in a market that continued to be soft and only recently has shown signs of recovery, starting from LNG and product carriers.

Fleet utilization was at about 91% in the 2021 nine months, a relatively low level, after taking into account the 17 vessels that went through dry docking at various stages during the period, with some earlier than scheduled for tactical employment policy reasons. As a result, average TCE per ship per day for the first nine months of 2021 amounted to $17,089, a still satisfactory level given the demanding market conditions encountered.

Finance costs fell by 63% to $22.8 million, due to lower loan interest rate margins and positive bunker hedging movements. Also, during the 2021 nine-month period, outstanding debt was reduced by $115.0 million, further lowering related interest payments whilst maintaining solid cash reserves.

During the 2021 nine months, the Company disposed of three vessels for $53.2 million which released $21 million of free cash after repayment of related debt. These sales incurred a non-cash loss of $5.8 million.

SUBSEQUENT EVENTS

TEN has secured time charter contracts with an average of three years for 10 of its vessels, including four dual-fuel LNG powered Aframax crude carrier newbuildings, which together with the LNG newbuilding to be delivered in January 2022 and the Aframax DP2 Shuttle Tanker scheduled for delivery in the second quarter of 2022, are expected to generate, going forward, minimum gross revenues of about $500 million.

CORPORATE AFFAIRS

The Company’s ATM program for both preferred and common shares was $14.4 million during the third quarter of 2021 and $31.9 million thereafter. As of today, there are outstanding 22,996,795 common shares and 15,001,863 publicly traded preferred shares.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

		Three months ended		Nine months ended
		September 30 (unaudited)		September 30 (unaudited)
STATEMENT OF OPERATIONS DATA		2021	2020	2021	2020

Voyage revenues		$131,562	$142,834	$406,991	$512,503

Voyage expenses		54,113	37,242	148,979	105,363
Charter hire expense		8,806	5,471	21,250	16,033
Vessel operating expenses		41,158	45,246	128,810	133,440
Depreciation and amortization		36,356	33,144	107,207	102,477
General and administrative expenses		7,464	6,591	21,935	21,859
Loss on sale of vessels		—	—	5,817	3,050
Impairment charges		—	—	—	13,450

Total expenses		147,897	127,694	433,998	395,672

Operating income (loss)		(16,335)	15,140	(27,007)	116,831

Interest and finance costs, net		(8,189)	(13,485)	(22,757)	(60,958)
Interest income		175	28	502	538
Other, net		110	(140)	(83)	377

Total other expenses, net		(7,904)	(13,597)	(22,338)	(60,043)

Net income (loss)		(24,239)	1,543	(49,345)	56,788
Less: Net income attributable to the noncontrolling interest		(769)	(123)	(150)	(2,668)

Net income (loss) attributable to Tsakos Energy Navigation Limited		$(25,008)	$1,420	$(49,495)	$54,120

Effect of preferred dividends		(8,555)	(9,204)	(24,934)	(28,268)
Undistributed income to Series G participants		—	—	—	(1,370)
Deemed dividend on Series C preferred shares		—	(2,493)	—	(2,493)
Deemed dividend on partially redeemed Series G convertible preferred shares		(457)	—	(2,170)	—
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited, basic		$(34,020)	$(10,277)	$(76,599)	$21,989
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited, diluted		$(34,020)	$(10,277)	$(76,599)	$24,013
Earnings (Loss) per share, basic		$(1.72)	$(0.55)	$(4.05)	$1.16
Earnings (Loss) per share, diluted		$(1.72)	$(0.55)	$(4.05)	$1.16

Weighted average number of common shares, basic		19,791,139	18,605,661	18,890,734	18,937,444

Weighted average number of common shares, diluted		19,791,139	18,605,661	18,890,734	20,681,143

BALANCE SHEET DATA		September 30	December 31
		2021	2020
Cash		115,627	171,771
Other assets		280,305	276,362
Vessels, net		2,510,870	2,615,112
Advances for vessels under construction		79,024	49,030

Total assets		$2,985,826	$3,112,275

Debt, net of deferred finance costs		1,386,752	1,500,357
Other liabilities		247,287	230,100
Stockholders’ equity		1,351,787	1,381,818

Total liabilities and stockholders’ equity		$2,985,826	$3,112,275

		Three months ended		Nine months ended
OTHER FINANCIAL DATA		September 30		September 30
		2021	2020	2021	2020
Net cash from operating activities		$4,617	$45,098	$35,204	$187,179
Net cash (used in) provided by investing activities		$(1,890)	$(86,375)	$18,676	$(70,274)
Net cash (used in) provided by financing activities		$(26,010)	$21,217	$(110,024)	$(78,183)
TCE per ship per day		$15,668	$20,451	$17,089	$25,351
Operating expenses per ship per day		$7,332	$7,927	$7,665	$7,757
Vessel overhead costs per ship per day		$1,248	$1,117	$1,227	$1,232

		8,580	9,044	8,892	8,989
FLEET DATA
Average number of vessels during period		65.0	64.1	65.8	64.8
Number of vessels at end of period		65.0	65.0	65.0	65.0
Average age of fleet at end of period	Years	10.0	9.2	10.0	9.2
Dwt at end of period (in thousands)		7,209	7,119	7,209	7,119
Time charter employment - fixed rate	Days	1,938	2,030	5,959	6,953
Time charter and pool employment - variable rate	Days	930	1,225	3,100	4,448
Period employment coa at market rates	Days	272	58	695	234
Spot voyage employment at market rates	Days	2,220	2,171	6,592	5,261

Total operating days		5,360	5,484	16,346	16,896
Total available days		5,980	5,898	17,884	17,749
Utilization		89.6%	93.0%	91.4%	95.2%

Non-GAAP Measures
Reconciliation of Net income (loss) to Adjusted EBITDA

		Three months ended		Nine months ended
		September 30		September 30
		2021	2020	2021	2020
Net income (loss) attributable to Tsakos Energy Navigation Limited		$(25,008)	$1,420	$(49,495)	$54,120
Depreciation and amortization		36,356	33,144	107,207	102,477
Interest Expense		8,189	13,485	22,757	60,958
Loss on sale of vessels		—	—	5,817	3,050
Impairment charges		—	—	—	13,450

Adjusted EBITDA		$19,537	$48,049	$86,286	$234,055

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i)

TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 182 days lost for the third quarter and 609 days for the nine-month of 2021 and 226 days for the prior year quarter and 618 days for the nine-month, respectively, as a result of calculating revenue on a loading to discharge basis.

(ii)	Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii)	Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv)	Adjusted EBITDA. See above for reconciliation to net income (loss).

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.